EXHIBIT 99.13
CONSENT OF EXPERT
Reference is made to the Annual Report on Form 40-F (the “40-F”) of Ivanhoe Mines Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
I hereby consent to the use of and reference to my name as a qualified person for disclosures of a scientific or technical nature under the heading “Description of the Business — Qualified Persons”, and to the use of and reference to my name in “Interests of Experts”, (i) in the Company’s Annual Information Form for the year ended December 31, 2010, dated March 31, 2011, (ii) in the 40-F and (iii) to the incorporation by reference of such information in the Company’s Form S-8 (333-113048, 333-128205, 333-135595, 333-143550 and 333-160783).
Sincerely,

/s/ Stephen Torr Title: Resource Manager Company: Ivanhoe Mines Ltd.
Date: March 31, 2011
Consent of Expert, Stephen Torr